DEJOUR ENTERPRISES LTD.

Interim Financial Statements

Quarter Ended March 31, 2006

Dejour Enterprises Ltd.

Consolidated Interim Balance Sheet as at March 31, 2006 and December 31, 2005

(Unaudited – Prepared by Management)

	2006	2005
ASSETS

Current Assets
Cash	$19,806,706	$12,387,314
Accounts receivables and other	114,453	92,242

	19,921,159	12,479,556

Fixed Assets (Note 2)	106,128	111,643
Resource Properties (Note 3)	3,248,852	3,425,154

	$23,276,139	$16,016,353

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$1,524,739	$312,222

	1,524,739	312,222

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Note 4)	27,289,025	18,190,174
Contributed Surplus (Note 5)	405,647	279,085
Deficit	(5,943,272)	(2,765,128)

	21,751,400	15,704,131

	$23,276,139	$16,016,353

Approved on Behalf of the Board:

“Robert L Hodgkinson”

“Douglas W. Cannaday”

Robert L. Hodgkinson - Director

Douglas W. Cannaday – Director

Dejour Enterprises Ltd.

Consolidated Interim Statements of Loss and Deficit

For the Three Month Periods Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	2006	2005
Revenue

Interest and other income	$96,876	$10,508

Expenses
Exploration expenses	12,172	19,673
Interest expense	-	1,490
Investor relations	500,087	30,711
Management fees		-
Office and general	78,615	32,070
Professional and consulting fees	138,898	58,358
Regulatory and filing fees	9,892	16,176
Stock based compensation (Note 5)	153,477	30,044
Travel, taxes and others	52,149	10,511
Write-down of resource property (Note 3)	2,329,730	-

	3,275,020	199,033

Net Loss for the Period	(3,178,144)	(188,525)

Deficit, Beginning of the Period	(2,765,128)	(1,153,209)

Deficit, End of the Period	$(5,943,272)	$(1,341,734)

Loss per share (Note 4)	$(0.08)	$(0.01)

Dejour Enterprises Ltd.

Consolidated Interim Statements of Cash Flows

For the Three Month Periods Ended March 31, 2006 and 2005

(Unaudited  - Prepared by Management)

	2006	2005
Cash Was Used In:

Operating Activities

Net loss for the period	$(3,178,144)	$(188,525)
Add - Non-cash items:
Stock based compensation (Note 5)	153,477	30,044
Write-down of resource property (Note 3)	2,329,730	-
Depreciation	6,515	-
Changes in non-cash working capital items	351,097	(36,205)

	(337,325)	(194,686)

Investing Activities

Purchase of fixed assets	$(1,000)	$(68,958)
Expenditures in resource properties	(2,153,428)	(756,552)

	(2,154,428)	(825,510)

Financing Activities

Share Issuance	$9,911,145	$5,741,705

	9,911,145	5,741,705

Increase (Decrease) in Cash	7,419,392	4,721,509

Cash, Beginning of the Period	12,387,314	1,592,838

Cash, End of the Period	$19,806,706	$6,314,347

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Significant Accounting Policies

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on oil and gas and uranium.

The Company is in the business of resource property exploration and development.  The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent ultimately upon attaining profitable operations from its resource property activities.  To date, the Company has not generated any revenues from these resource properties and will invest substantial funds in carrying out its planned exploration activities.  As a result, more losses are anticipated prior to the generation of any revenues.

2.

Fixed Asset

	Mar 31, 06	Dec 31. 05

Office furniture and equipment	$ 85,806	$ 84,806
Computer equipment	41,550	41,550

	127,356	126,356
Less: accumulated amortization	(21,228)	(14,713)

	$ 106,128	$ 111,643

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Resource Properties

Uranium Properties

The Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

	Balance Dec 31, 2004	Additions	Balance Mar 31, 2005

Bozo	$ 3,298	$ 200	$ 3,498
Fleming	263,605	58,313	321,918
Gartner Lake	208,141	18,962	227,103
Hoppy North	22,080	408	22,488
Hoppy South	15,374	408	15,782
Maybelle River	178,372	14,239	192,611
Meanwell Lake	153,683	120,343	274,026
R-Seven	351,883	190,529	542,412
Sand Hill Lake	505,568	344,543	850,111
Sheila	9,948	200	10,148
Thornburn Lake	31,547	308	31,855
Umpherville Lake	13,447	308	13,755
Umpherville West	5,038	308	5,346
Virgin Trend North	342,978	91,494	434,472
Virgin Trend South	92,177	17,795	109,972

Total Uranium Properties	$2,197,139	$ 858,358	$3,055,497

	December 31, 2005	Exploration & Development	Write-down	March 31, 2006

Lavaca Prospect	$ 163,622	$ 29,731	$ -	$ 193,353
Tinsley Prospect	1,064,391	984,324	(2,048,715)	-
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 1,228,015	$ 1,014,055	$(2,048,715)	$ 193,355

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of $2,329,730.  The Company currently holds interests in two oil and gas properties and has not yet determined if this property contains an economical resource.  The Company recorded these properties at $2.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$18,190,174

Commom shares issued in the quarter ended March 31, 2006
- for cash by private placements	5,983,333	8,129,291
- for cash on exercise of warrants and agents options	897,884	898,598
- for cash on exercise of stock options	112,667	70,962

Balance at March 31, 2006	46,010,673	$27,289,025

During the quarter ended March 31, 2006, the Company completed the following:

In March 2006, the Company completed two private placements and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share and 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised through these two private placements were $7,950,000 and $1,025,000 respectively.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.

During 2005, the Company completed the following:

In January 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  In connection with these private placements the Company paid finders’ fees of $37,125, paid other costs of $5,372 and issued 250,000 warrants to finders with each warrant being exercisable into a common share at a price of $0.65 per share to September 30, 2005.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Share Capital (con’t)

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agents’ options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In September 2005, the Company completed a private placement and issued a total of 4,500,000 units at US$0.55 per unit for gross proceeds of CDN$2,914,808.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with this private placement the Company paid finders’ fees of $109,058, paid other costs of $19,582 and issued 306,736 warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share to March 17, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.  In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow through common shares totalling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005.  Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

5.

Stock Options and Contributed Surplus

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	350,000	1.357
Options exercised	(154,965)	0.391
Options cancelled and expired	-	-

Balance, March 31, 2006	3,506,227	$ 0.614	2.43 years

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2004	6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	153,477
Allocated to share capital on exercise of options	(26,915)

Balance, March 31, 2006	$ 405,647

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

6.

Warrants and Agents’ Options

Details of warrants outstanding as at March 31, 2006 are as follows:

Number	Price	Remaining Contractual Life

6,458,672	$ 0.80	0.96 years
122,362	0.85	0.96 years
2,661,201	1.10	1.71 years
806,667	1.65	1.75 years

10,048,902	$ 0.95	1.22 years

In addition, as part of the private placement closed in March 2005, the Company issued 717,692 agents’ options that are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at March 31, 2006, 12,815 of these agent’s options remain unexercised.

8.

Related Party Transactions

During the quarter-ended March 31, 2006, the Company entered into the following transactions with related parties:

a)

The Company incurred $34,000 in fees and $5,547 in expense reimbursements to a private company controlled by a director of the Company.

b)

The Company incurred $34,500 in fees to a private company controlled by a director of the Company.

c)

The Company incurred $4,695 in fees and $1,998 in expense reimbursements to directors

d)

The Company incurred $24,783 in fees and $723 in expense reimbursements to a private company controlled by an officer of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

9.

Subsequent Events

In April 2006, the Company granted a total of 1,350,000 options to consultants, directors and officers.  These options are exercisable at $2.10 per share before April 30, 2009.

In May 2006, the Company completed the private placement of 2,103,333 common share units at $1.50 per Unit for total gross proceeds of $3,155,000.  Each Unit consists of one common share and one-half of one share purchase warrant with each whole share purchase warrant exercisable into a common share at $1.65 per share before December 31, 2007.  The Company paid finders’ fees of $138,150 and issued 92,100 warrants exercisable into a common share at $1.65 per share before December 31, 2007.

Retamco Oil & Gas Project

In May 2006, the Company entered into a conditional Letter of Intent with Retamco Operating Co., a private Texas corporation, to acquire an interest in oil & gas leases located in the Piceance and Uintah Basins respectively in the States of Colorado and Utah.  These basins represent areas containing some of the hottest oil & gas opportunities today in the continental USA.

There are both Resource Prospects and a deeper Overthrust Prospect consisting of over 250,000 gross acres.  The Company will retain a minimum net 25% working interest in the Resource Prospects and a minimum net 12.5% working interest in the Overthrust Prospect.

The Company has committed to pay to Retamco, on closing, a payment in the amount of USD$5.0 million, a promissory note in the amount of USD$5.0 million maturing December 31, 2006 and issue no fewer than 5.5 million common shares of the Company.